Invisa, Inc.
PO Box 49376
Sarasota, FL 34230
(941) 870-3950 – Office    (941) 870-3945 - Facsimile

June 7, 2011

Via EDGAR

Ms. Julie Sherman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Ms. Sherman:

Re:	Invisa, inc. (the “Company”)
Form 10-K
Filed March 14, 2011
File No. 000-50081

I am Chief Executive Officer of the Company and provide this letter on behalf of Invisa, Inc.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Form 10-K:

Form 10-K for the Year ended December 31, 2010

Item 9a – Controls and Procedures, page 12

Management’s Annual Report on Internal Control Over Financial Reporting, page 12

1.
We do not see that you included a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.  Please tell us and amend your filing to disclose the framework you have used in your assessment of the effectiveness of internal control over financial reporting.  If you did not use the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Trendway Commission (the “COSO framework”), please explain to us how the framework you used in your assessment of the effectiveness of internal control over financial reporting represents “suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment” as required by Section II.B.3.a of SEC Release 33-8238/34-47986, which you can find in our website at http://www.sec.gov/ruless/final/33-8238.htm#iib3.

ANSWER:   The framework used to evaluate internal control is as discussed below. The filing has been amended to include this disclosure.

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our assessment, we believe that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

2.
We note your line item called Share Based Compensation and Proforma officer compensation herein.  We also noted a Proforma officer compensation line item in your statement of stockholders’ deficit on page F-4.  Please explain what Proforma officer compensation represents and provide us with your related accounting.  Please cite the U.S. GAAP authorative accounting guidance upon which you based your accounting and presentation for the referenced line item.

ANSWER:   The pro forma officer compensation charged to operations and credited to paid in capital is the fair value of the services contributed to the Company by its officer which aggregated $36,000 in 2010. This compensation was recorded to reflect the charge pursuant to the theory that all costs of the Company’s operations should be reflected on its books regardless of whether or not they will be paid.

Notes to Financial Statements, page F-7

Note B. Summary of Significant Accounting Policies, page F-7

Inventories, page F-7

3.
We note that while your sales have decreased significantly, your inventories have increased.  Please revise future filings to clearly disclose your policy regarding the assessment of inventory for impairment.  Please provide us with a proposed revised disclosure as part of your response.

ANSWER:   Future filings will be revised to disclose the policy regarding the assessment of the inventory valuation. The proposed revised disclosure will be as follows:

The Company’s inventory is stated at the lower of cost or market using an averaging method which approximates the first-in, first-out method. The inventory has been evaluated for obsolescence and whether quantities on hand exceed quantities which can reasonably be expected to be sold in the near term. Obsolete inventory is written off and excess quantities which are not expected to be sold in the near term are either written off or classified as a long-term asset.

Note F. Due to Stockholders and Officers, page F-11

4.
Your footnote indicates that the liability as of December 31, 2009 and 2010 was $20,260; however, your balance sheet indicates that the balance at December 31, 2009 was $105,334.  Please reconcile the noted inconsistency.

ANSWER:    The amounts due to stockholders are as follows:

2010: E King $20,260

2011: E King $20,260, Monarch Pointe $85,074

Monarch Pointe is not an affiliate and the amount should have been classified in accounts payable and accrued expenses at December 31, 2009, rather than as due to stockholders and officers (see also 6 below). The amount due to Monarch Pointe at December 31, 2009, will be reclassified in the amended Form 10-K.

Note G. Lines of Credit, page F-11

5.
We see that you present a liability for accrued interest expense of $92,376 and $0 as of December 31, 2009 and December 31, 2010, respectively.  We also see you indicated herein that accrued interest under these obligations totaled $63,443 at December 31, 2010.  Please tell us what the accrued interest expense relates to and why the accrual was reduced to $0 as of December 31, 2010.

ANSWER:    The reconciliation of accrued interest is as follows:

Balance December 31, 2009	$92,376
Write off Monarch Pointe accrued interest (see 6 below)	(35,964)
Transferred to note payable – senior lender	(64,920)
Offset against debt due senior lender	10,608
Other	(2,100)
Balance December 31, 2010	$0

The $63,443 referred to in Note G is part of the $64,920 which was added to the note payable at December 31, 2010, and is not accrued interest at December 31, 2010.

Note H. Gain on Settlement of Debt, page F-12

6.
We see that you wrote off debt of approximately $25,000 in 2009 and $127,000 in 2010 pursuant to the expiration of the statute of limitations of the State of Florida.  Please tell us your basis for de-recognition of your liability and cite the accounting guidance upon which you based your accounting.  Please provide us with a copy of the legal opinions you have obtained that supports your elimination of the referenced liabilities.

ANSWER:    The balances were written off as the statute of limitations on the debts had expired at December 31, 2010, pursuant to Florida statute 95.11(3) (p). During 2010 the majority of the debt written off was due to Monarch Pointe ($85,074 in debt and $35,964 in accrued interest).

The guidance related to accounting for the extinguishment of debt is ASC 470. The gain or loss on the extinguishment of debt is the difference between the reacquisition price and the carrying amount of the debt regardless of the method used to reacquire the debt.

Florida Statute 95.11 Limitations other than for the recovery of real property.

Actions other than for recovery of real property shall be commenced as follows:

(3)	WITHIN FOUR YEARS.--
(a)	An action founded on negligence.
(b)	An action relating to the determination of paternity, with the time running from the date the child reaches the age of majority.
(c)
An action founded on the design, planning, or construction of an improvement to real property, with the time running from the date of actual possession by the owner, the date of the issuance of a certificate of occupancy, the date of abandonment of construction if not completed, or the date of completion or termination of the contract between the professional engineer, registered architect, or licensed contractor and his or her employer, whichever date is latest; except that, when the action involves a latent defect, the time runs from the time the defect is discovered or should have been discovered with the exercise of due diligence. In any event, the action must be commenced within 10 years after the date of actual possession by the owner, the date of the issuance of a certificate of occupancy, the date of abandonment of construction if not completed, or the date of completion or termination of the contract between the professional engineer, registered architect, or licensed contractor and his or her employer, whichever date is latest.

(d)
An action to recover public money or property held by a public officer or employee, or former public officer or employee, and obtained during, or as a result of, his or her public office or employment.

(e)
An action for injury to a person founded on the design, manufacture, distribution, or sale of personal property that is not permanently incorporated in an improvement to real property, including fixtures.

(f)	An action founded on a statutory liability.
(g)	An action for trespass on real property.
(h)	An action for taking, detaining, or injuring personal property.
(i)	An action to recover specific personal property.
(j)	A legal or equitable action founded on fraud.
(k)
A legal or equitable action on a contract, obligation, or liability not founded on a written instrument, including an action for the sale and delivery of goods, wares, and merchandise, and on store accounts.

(l)	An action to rescind a contract.
(m)	An action for money paid to any governmental authority by mistake or inadvertence.

(n)	An action for a statutory penalty or forfeiture.
(o)	An action for assault, battery, false arrest, malicious prosecution, malicious interference, false imprisonment, or any other intentional tort, except as provided in subsections (4), (5), and (7).
(p)	Any action not specifically provided for in these statutes.
(q)	An action alleging a violation, other than a willful violation, of s. 448.110.

Exhibit 31

7.	In future filings, including any amendments, please revise your certifications to remove the reference to small business issuer.

ANSWER:    The certification will be corrected as requested in the amended filing.

Please contact me if you have any further questions.

Yours truly,

Invisa, inc.
/s/ Edmund C. King
Edmund C. King
Chief Executive Officer